Exhibit 99.1

Alcon Third Quarter Sales Rise 9.0 Percent

Third Quarter Highlights
•	Sales increased to $1.76 billion (+8.7 percent organic growth,+9.0 percent reported)
•	Adjusted diluted EPS increased 7.6 percent to $1.84 (-14.0 percent to $1.47 reported)
•	Reported results include $133 million of pre-tax expenses ($113 million after-tax) related to change of majority ownership
•	Sales in emerging markets rose 19.2 percent organically (+20.2 percent reported)
•	Advanced technology intraocular lens sales rose 13.6 percent organically (+13.5 percent reported)
•	Glaucoma pharmaceutical sales increased 11.5 percent organically (+10.5 percent reported)
•	AcrySof® IQ ReSTOR® Toric intraocular lens launched outside the United States
•	TobraDex® ST ophthalmic suspension launched in the United States

HUENENBERG, Switzerland – October 20, 2010 – Alcon, Inc. (NYSE:ACL) reported that global sales rose 9.0 percent to $1.76 billion for the third quarter of 2010.  Revenue from acquisitions added 70 basis points to sales growth in the quarter, while foreign currency fluctuations reduced reported sales growth by 40 basis points.
Net earnings for the third quarter of 2010 declined 13.4 percent to $446 million, or $1.47 per diluted share, compared to $515 million, or $1.71 per diluted share in the third quarter of 2009.  Reported net earnings in the third quarter of 2010 include $113 million in after-tax other operating expenses related to the change of majority ownership and merger proposal from Novartis AG.  Excluding these expenses, non-GAAP adjusted net earnings would have grown 8.5 percent to $559 million, or $1.84 per diluted share, compared to third quarter 2009 net earnings.  Reconciliations of reported and adjusted results for the third quarter are included in the financial tables below.
“Alcon’s operational and financial performance in the third quarter clearly demonstrates our ability to combine our commercial capabilities and global scale to achieve sustainable organic growth.  Once again, we have delivered high-quality results from our core operations, supplemented by strong growth from our recent acquisitions,” said Kevin Buehler, Alcon’s president and chief executive officer.  “With the solid results posted in the first three quarters of the year, we are on track to deliver against our full-year revenue and profit guidance.”

Sales Highlights
Summarized below are sales highlights for the third quarter of 2010. All growth comparisons are for the third quarter of 2010 compared to the third quarter of 2009. Organic sales growth rates exclude currency impacts and acquisitions and are non-GAAP measures that are reconciled in a table at the end of this release.
➢	U.S. sales increased 9.5 percent to $803 million, led by sales of pharmaceutical products, which grew 19.1 percent.
o	The severe summer otic season lifted sales of CIPRODEX® otic suspension by 37.5 percent.

o	The recent acquisitions of Optonol and DUREZOL® ophthalmic steroid added 160 basis points of growth.
➢	Sales in international markets rose 9.3 percent on an organic basis (+8.6 percent reported) to $957 million with balanced contributions from most global markets.
o
Sales in emerging markets increased 19.2 percent organically (+20.2 percent reported), led by the BRIC nations (Brazil, Russia, India and China), which together rose 20.5 percent on an organic basis (+25.6 percent reported).

o	International pharmaceutical sales increased 12.5 percent organically (+11.0 percent reported) on broad-based growth across most therapeutic categories.
➢
Global sales of pharmaceutical products increased 14.2 percent on an organic basis (+15.0 percent reported) to $758 million, primarily due to continued solid global performance of the glaucoma franchise and a severe otic season in the United States.

o
Global glaucoma sales rose 11.5 percent organically (+10.5 percent reported) led by strong growth of DuoTrav® ophthalmic solution and continued market penetration of AZARGA® ophthalmic suspension outside the United States.

➢	Global surgical sales were $767 million, an increase of 3.7 percent on an organic basis (+3.8 percent reported).
o
Global sales of advanced technology intraocular lenses rose 13.6 percent organically (+13.5 percent reported) on continued adoption and utilization by cataract surgeons of the AcrySof® IQ ReSTOR® +3.0 and AcrySof® IQ Toric intraocular lenses.

➢	Global sales of consumer eye care products rose 8.8 percent on an organic basis (+8.8 percent reported) to $235 million on the strong global performance the Systane® family of lubricant eye drops.
o	Launch of Systane® BALANCE lubricant eye drops in the United States contributed to strong performance in the artificial tear category, which rose 19.2 percent organically (+17.8 percent reported).

Earnings Highlights
Summarized below are earnings highlights for the third quarter of 2010. All growth comparisons are for the third quarter of 2010 compared to the third quarter of 2009.
➢
Gross profit margin was consistent with management expectations at 76.0 percent compared to 75.3 percent in 2009.  The increase was primarily attributable to the impact of foreign exchange rate fluctuations in each period and positive price contribution.

➢
Operating income declined 14.4 percent to $495 million, or 28.1 percent of sales.  Non-GAAP adjusted operating income would have increased 8.7 percent to $628 million, or 35.7 percent of sales.  This performance was attributable to solid sales growth, positive price contribution, the temporary favorable impact of foreign exchange rates on gross profit and SG&A leverage.  The solid growth in operating profit was achieved while increasing spending on value creating commercial activities and growing R&D spending by over 16 percent.  Adjusted operating income in the third quarter of 2010 excludes $133 million in other operating expenses related to the change of majority ownership and merger proposal from Novartis.

➢
Net earnings declined 13.4 percent to $446 million, or $1.47 per diluted share.  Non-GAAP adjusted net earnings would have risen 8.5 percent to $559 million, or $1.84 per diluted share.  Adjusted net earnings in the third quarter of 2010 exclude $113 million of after-tax costs related to the change of majority ownership and merger proposal from Novartis.  In addition to the positive operational factors noted above, the growth in adjusted net earnings was reduced by a decline in interest and other income related to the company’s investment portfolio and the expiration of the U.S. Research and Experimentation Tax Credit.

Other Highlights
➢
The company received regulatory approval and completed the acquisition of LenSx Lasers, Inc., a laser device company that has developed a customizable, image-guided femtosecond laser to perform certain steps during cataract surgery, including anterior capsulorhexis and lens fragmentation.  The LenSx femtosecond laser was the first such laser to receive United States Food and Drug Administration (FDA) clearance for use as a part of cataract surgery.

➢
The company commenced the launch of the AcrySof® IQ ReSTOR® Toric intraocular lens for the correction of both presbyopia and astigmatism outside the United States.   This new intraocular lens provides presbyopic correction for cataract patients who have pre-existing astigmatism without the need for additional surgical procedures.

➢
The company launched TobraDex® ST ophthalmic suspension, a topical antibiotic and corticosteroid combination, in the United States.  TobraDex® ST is indicated for steroid-responsive inflammatory ocular conditions for which a corticosteroid is indicated and where superficial bacterial ocular infection or a risk of bacterial ocular infection exists.

➢
The company introduced the WaveLight® Refractive Suite outside the United States.  This new refractive suite features the 200 kHz WaveLight® FS-200 femtosecond laser for the creation of corneal flaps during refractive laser surgery and the new 500Hz WaveLight® EX-500 excimer laser.

➢	The FDA approved TRAVATAN Z® ophthalmic solution for first-line treatment of elevated intraocular pressure associated with open-angle glaucoma or ocular hypertension.
➢
On August 26, 2010, Novartis AG and Nestlé S.A. announced they had completed the purchase and sale of approximately 156 million shares of Alcon, Inc. for $28.3 billion in cash.  This purchase made Novartis Alcon’s majority shareholder with ownership of approximately 77 percent of Alcon’s outstanding shares.

Financial Guidance
The company affirmed its full year 2010 guidance for organic sales growth in the high single digits and raised earnings per share guidance to $7.58 to $7.68.  Guidance includes the impact of higher research and development spending than in the third quarter and the potential for additional business development transactions.  It also includes the on-going impact of health care reform, which is expected to reduce full year 2010 sales by $20 million and earnings per share by $0.06.  Guidance excludes costs related to the change of majority ownership to Novartis and the first quarter impact of a change in royalty estimate.  It also excludes the catch-up impact of the change in tax treatment of U.S. retiree medical expenses related to U.S. health care reform. The full year guidance assumes renewal of the U.S. Research and Experimentation tax credit in the fourth quarter of 2010 with retroactive application.

Company Description
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

###

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; completion of a potential merger with Novartis; pending or future litigation, including with respect to a potential merger with Novartis, may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President, Treasury and
Investor and Public Relations
(817) 551-8974
doug.machatton@alconlabs.com

John Selzer
Director, Investor Relations
(817) 568-6166
john.selzer@alconlabs.com

www.alcon.com

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Sales	$1,760	$1,614	$5,367	$4,784
Cost of goods sold	422	399	1,240	1,168

Gross profit	1,338	1,215	4,127	3,616

Selling, general and administrative	511	474	1,511	1,414
Research and development	184	158	537	461
Amortization of intangibles	15	5	39	17
Other operating expenses	133	--	141	--

Operating income	495	578	1,899	1,724

Other income (expense):
Gain (loss) from foreign currency, net	3	--	(4)	(1)
Interest income	6	13	22	37
Interest expense	(2)	(3)	(7)	(13)
Other, net	--	6	36	12

Earnings before income taxes	502	594	1,946	1,759

Income taxes	56	79	257	210

Net earnings	$446	$515	$1,689	$1,549

Basic earnings per common share	$1.48	$1.72	$5.62	$5.19

Diluted earnings per common share	$1.47	$1.71	$5.56	$5.15

Basic weighted average common shares	300,997,931	298,875,664	300,481,101	298,734,923

Diluted weighted average common shares	304,088,194	301,894,468	303,769,943	300,856,409

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2010	2009	Change	Change	Currency
Geographic Sales
Alcon United States:
Pharmaceutical	$386	$324	19.1%	--%	19.1%
Surgical	306	304	0.7	--	0.7
Consumer Eye Care	111	105	5.7	--	5.7

Total United States Sales	803	733	9.5	--	9.5

Alcon International:
Pharmaceutical	372	335	11.0	(1.5)	12.5
Surgical	461	435	6.0	(0.2)	6.2
Consumer Eye Care	124	111	11.7	--	11.7

Total International Sales	957	881	8.6	(0.7)	9.3

Total Global Sales	$1,760	$1,614	9.0	(0.4)	9.4

Global Product Sales
Infection/inflammation	$241	$199	21.1%	(0.5)%	21.6%
Glaucoma	316	286	10.5	(1.0)	11.5
Allergy	92	97	(5.2)	--	(5.2)
Otic/nasal	137	106	29.2	(1.0)	30.2
Other pharmaceuticals/rebates	(28)	(29)	N/M	N/M	N/M

Total Pharmaceutical	758	659	15.0	(0.8)	15.8

Intraocular lenses	285	278	2.5	--	2.5
Cataract/vitreoretinal/other	454	436	4.1	(0.3)	4.4
Refractive	28	25	12.0	--	12.0

Total Surgical	767	739	3.8	(0.1)	3.9

Contact lens disinfectants	129	119	8.4	0.8	7.6
Artificial tears	86	73	17.8	(1.4)	19.2
Other	20	24	(16.7)	--	(16.7)

Total Consumer Eye Care	235	216	8.8	--	8.8

Total Global Sales	$1,760	$1,614	9.0	(0.4)	9.4

N/M - Not Meaningful
Note: Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Nine Months Ended			Foreign	Change in
	September 30,			Currency	Constant
	2010	2009	Change	Change	Currency
Geographic Sales
Alcon United States:
Pharmaceutical	$1,194	$1,022	16.8%	--%	16.8%
Surgical	903	858	5.2	--	5.2
Consumer Eye Care	322	301	7.0	--	7.0

Total United States Sales	2,419	2,181	10.9	--	10.9

Alcon International:
Pharmaceutical	1,129	976	15.7	2.8	12.9
Surgical	1,459	1,311	11.3	3.5	7.8
Consumer Eye Care	360	316	13.9	4.7	9.2

Total International Sales	2,948	2,603	13.3	3.4	9.9

Total Global Sales	$5,367	$4,784	12.2	1.9	10.3

Global Product Sales
Infection/inflammation	$719	$609	18.1%	1.2%	16.9%
Glaucoma	941	793	18.7	1.5	17.2
Allergy	442	400	10.5	1.0	9.5
Otic/nasal	335	285	17.5	0.3	17.2
Other pharmaceuticals/rebates	(114)	(89)	N/M	N/M	N/M

Total Pharmaceutical	2,323	1,998	16.3	1.4	14.9

Intraocular lenses	889	815	9.1	2.4	6.7
Cataract/vitreoretinal/other	1,389	1,276	8.9	2.1	6.8
Refractive	84	78	7.7	1.3	6.4

Total Surgical	2,362	2,169	8.9	2.1	6.8

Contact lens disinfectants	367	341	7.6	2.0	5.6
Artificial tears	247	208	18.8	2.9	15.9
Other	68	68	--	2.9	(2.9)

Total Consumer Eye Care	682	617	10.5	2.4	8.1

Total Global Sales	$5,367	$4,784	12.2	1.9	10.3

N/M - Not Meaningful
Note: Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	September 30,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$2,196	$3,007
Short term investments	767	479
Trade receivables, net	1,473	1,346
Inventories	692	626
Deferred income tax assets	175	162
Other current assets	301	213

Total current assets	5,604	5,833

Long term investments	273	73
Property, plant and equipment, net	1,345	1,304
Intangible assets, net	974	255
Goodwill	834	688
Long term deferred income tax assets	263	391
Other assets	164	142

Total assets	$9,457	$8,686

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$376	$321
Short term borrowings	282	607
Current maturities of long term debt	60	--
Other current liabilities	1,020	1,047

Total current liabilities	1,738	1,975

Long term debt, net of current maturities	--	56
Long term deferred income tax liabilities	68	59
Other long term liabilities	924	691
Contingencies
Shareholders' equity:
Common shares	42	42
Additional paid-in capital	1,639	1,535
Accumulated other comprehensive income	143	203
Retained earnings	5,184	4,533
Treasury shares, at cost	(281)	(408)

Total shareholders' equity	6,727	5,905

Total liabilities and shareholders' equity	$9,457	$8,686

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Nine months ended September 30,
	2010	2009

Cash provided by (used in) operating activities:
Net earnings	$1,689	$1,549
Adjustments to reconcile net earnings to cash provided from
operating activities:
Depreciation	157	142
Amortization of intangibles	39	17
Share-based payments	61	58
Tax benefits from share-based compensation	7	2
Deferred income taxes	(16)	41
Loss (gain) on sale of assets	(32)	61
Unrealized appreciation on trading securities	(5)	(73)
Other, net	2	(3)
Changes in operating assets and liabilities, net of effects from business acquisition:
Trade receivables	(123)	(123)
Inventories	(58)	(34)
Other assets	(106)	(22)
Accounts payable	54	79
Other current liabilities	(26)	59
Other long term liabilities	121	22

Net cash from operating activities	1,764	1,775

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(210)	(226)
Acquisition of business, net of cash acquired	(529)	(149)
Purchases of intangible assets	(137)	(4)
Purchases of investments	(1,978)	(795)
Proceeds from sales and maturities of investments	1,502	917
Other, net	3	7

Net cash from investing activities	(1,349)	(250)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(348)	(436)
Repayment of long term debt	--	(1)
Dividends on common shares	(1,037)	(1,048)
Acquisition of treasury shares	(29)	(5)
Proceeds from exercise of stock options	145	21
Tax benefits from share-based payment arrangements	46	2

Net cash from financing activities	(1,223)	(1,467)

Effect of exchange rates on cash and cash equivalents	(3)	12

Net increase (decrease) in cash and cash equivalents	(811)	70

Cash and cash equivalents, beginning of period	3,007	2,449

Cash and cash equivalents, end of period	$2,196	$2,519

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except per share data)

	Operating Income
	Q3 2010	Q3 2009	Growth %	Q3 2010 % of Sales
As Reported	$ 495	$ 578	-14.4%	28.1%
Change-in-Control Expenses	133	--
As Adjusted	$ 628	$ 578	8.7	35.7

	Net Earnings
	Q3 2010	Q3 2009	Growth %
As Reported	$ 446	$ 515	-13.4%
Change-in-Control Expenses	113	--
As Adjusted	$ 559	$ 515	8.5

	Diluted EPS
	Q3 2010	Q3 2009	Growth %
As Reported	$ 1.47	$ 1.71	-14.0%
Change-in-Control Expenses	0.37	--
As Adjusted	$ 1.84	$ 1.71	7.6

Note: Adjusted operating income, net earnings and adjusted diluted EPS measure the results of the company's operations without certain items that did not pertain to the comparable period. Management believes these measures are an important measure of the company’s operations because they provide investors with a clearer picture of the core operations of the company.  These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Three Months Ended			Foreign
	September 30,			Currency	Acquisition	Organic
	2010	2009	Change	Change	Change	Change

Sales by Product Line:
Pharmaceutical	$758	$659	15.0%	-0.8%	1.6%	14.2%
Surgical	767	739	3.8	-0.1	0.2	3.7
Consumer Eye Care	235	216	8.8	--	--	8.8

Total Global Sales	$1,760	$1,614	9.0	-0.4	0.7	8.7

Q3 2010 Sales	Change	Foreign Currency Change	Acquisition Change	Organic Change

International markets	8.6%	-0.7%	--%	9.3
Emerging markets	20.2	1.0	--	19.2
BRIC nations	25.6	5.1	--	20.5
International pharmaceuticals	11.0	-1.5	--	12.5
Glaucoma pharmaceuticals	10.5	-1.0	--	11.5
Advanced technology intraocular lenses	13.5	-0.1	--	13.6
Artificial tears	17.8	-1.4	--	19.2

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.  Certain reclassifications have been made to prior year amounts to conform to current year presentation.